Exhibit 99.13

Indian GAAP Consolidated

Independent Auditors’ Report

 To the Board of Directors of Infosys Limited

We have audited the accompanying consolidated financial statements of Infosys Limited (‘the Company’) and subsidiaries, which comprise the consolidated Balance Sheet as at 31 March 2014, the consolidated Statement of Profit and Loss and consolidated Cash Flow statement for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation of these consolidated financial statements that give a true and fair view of the consolidated financial position, consolidated financial performance and consolidated cash flows of the Company in accordance with accounting principles generally accepted in India. This responsibility includes the design, implementation and maintenance of internal control relevant to the preparation and presentation of the consolidated financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with the Standards on Auditing issued by the Institute of Chartered Accountants of India. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and presentation of the consolidated financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of the accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion and to the best of our information and according to the explanations given to us, the consolidated financial statements give a true and fair view in conformity with the accounting principles generally accepted in India:

(i)	in the case of the consolidated Balance Sheet, of the state of affairs of the Company as at 31 March 2014;
(ii)	in the case of the consolidated Statement of Profit and Loss account, of the profit for the year ended on that date; and
(iii)	in the case of the consolidated Cash Flow statement, of the cash flows for the year ended on that date.

for B S R & Co. LLP
Chartered Accountants
Firm’s registration number: 101248W

Akhil Bansal

Partner
Membership No.090906

Bangalore
15 April 2014

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS LIMITED AND SUBSIDIARIES

in crore

Consolidated Balance Sheet as at March 31,	Note	2014	2013
EQUITY AND LIABILITIES
SHAREHOLDERS' FUNDS
Share capital	2.1	286	286
Reserves and surplus	2.2	44,244	37,708
		44,530	37,994
Minority Interests		–	–
NON-CURRENT LIABILITIES
Deferred tax liabilities (net)	2.3	–	56
Other long-term liabilities	2.4	405	182
		405	238
CURRENT LIABILITIES
Trade payables		173	189
Other current liabilities	2.5	5,449	3,941
Short-term provisions	2.6	6,409	3,969
		12,031	8,099
		56,966	46,331
ASSETS
NON-CURRENT ASSETS
Fixed assets
Tangible assets	2.7	6,056	4,807
Intangible assets	2.7	2,322	2,332
Capital work-in-progress		961	1,140
		9,339	8,279
Non-current investments	2.9	1,307	377
Deferred tax assets (net)	2.3	629	469
Long-term loans and advances	2.10	2,560	1,796
Other non-current assets	2.11	53	67
		13,888	10,988
CURRENT ASSETS
Current investments	2.9	3,024	1,739
Trade receivables	2.12	8,351	7,083
Cash and cash equivalents	2.13	25,950	21,832
Short-term loans and advances	2.14	5,753	4,689
		43,078	35,343
		56,966	46,331
SIGNIFICANT ACCOUNTING POLICIES	1

As per our report of even date attached

for B S R & Co. LLP	for Infosys Limited

Chartered Accountants

Firm's Registration Number:101248W

Akhil Bansal Partner Membership No. 090906	N. R. Narayana Murthy Executive Chairman	S. Gopalakrishnan Executive Vice-Chairman	S. D. Shibulal Chief Executive Officer and Managing Director	K.V.Kamath Director

	R.Seshasayee Director	Dr. Omkar Goswami Director	Prof. Jeffrey S. Lehman Director	Ravi Venkatesan Director

	Kiran Mazumdar –Shaw Director	Srinath Batni Director	B. G. Srinivas Director	U.B.Pravin Rao Director

Bangalore April 15, 2014	Rajiv Bansal Chief Financial Officer	Parvatheesam K Chief Risk Officer and Company Secretary

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS LIMITED AND SUBSIDIARIES

in crore, except per share data

Consolidated Statement of Profit and Loss for the year ended March 31,	Note	2014	2013
Income from software services and products	2.15	50,133	40,352
Other income	2.16	2,664	2,365
Total revenue		52,797	42,717
Expenses
Employee benefit expenses	2.17	28,831	22,565
Deferred consideration pertaining to acquisition (refer to note 2.28)		228	85
Cost of technical sub-contractors		1,951	1,459
Travel expenses	2.17	1,697	1,509
Cost of software packages and others	2.17	982	777
Communication expenses	2.17	440	361
Professional charges		504	506
Depreciation and amortisation expenses	2.7	1,317	1,099
Other expenses	2.17	2,119	1,557
Total expenses		38,069	29,918
PROFIT BEFORE TAX		14,728	12,799
Tax expense:
Current tax	2.18	4,308	3,518
Deferred tax	2.18	(236)	(148)
PROFIT FOR THE PERIOD BEFORE MINORITY INTERESTS		10,656	9,429
Less: Minority Interests		–	–
PROFIT FOR THE PERIOD		10,656	9,429
EARNINGS PER EQUITY SHARE
Equity shares of par value 5/- each
Basic		186.49	165.01
Diluted		186.49	165.01
Number of shares used in computing earnings per share	2.26
Basic		57,14,02,566	57,13,99,238
Diluted		57,14,02,566	57,14,00,091
SIGNIFICANT ACCOUNTING POLICIES	1

As per our report of even date attached

for B S R & Co. LLP	for Infosys Limited

Chartered Accountants

Firm's Registration Number:101248W

Akhil Bansal Partner Membership No. 090906	N. R. Narayana Murthy Executive Chairman	S. Gopalakrishnan Executive Vice-Chairman	S. D. Shibulal Chief Executive Officer and Managing Director	K.V.Kamath Director

	R.Seshasayee Director	Dr. Omkar Goswami Director	Prof. Jeffrey S. Lehman Director	Ravi Venkatesan Director

	Kiran Mazumdar –Shaw Director	Srinath Batni Director	B. G. Srinivas Director	U.B.Pravin Rao Director

Bangalore April 15, 2014	Rajiv Bansal Chief Financial Officer	Parvatheesam K Chief Risk Officer and Company Secretary

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS LIMITED AND SUBSIDIARIES

in crore

Consolidated Cash Flow Statement for the year ended March 31,	Note	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before tax		14,728	12,799
Adjustments to reconcile profit before tax to cash provided by operating activities
Depreciation and amortisation expense		1,317	1,099
Deferred purchase price		228	85
Interest and dividend income		(2,380)	(2,022)
Loss/(Profit) on sale of tangible assets		–	(1)
Reversal of contingent consideration		(33)	–
Other non-cash item		–	(57)
Effect of exchange differences on translation of assets and liabilities		54	21
Effect of exchange differences on translation of foreign currency cash and cash equivalents		(14)	(98)
Effect of exchange differences on translation of subsidiaries		80	22
Changes in assets and liabilities
Trade receivables		(1,268)	(989)
Loans and advances and other assets		(1,060)	(1,138)
Liabilities and provisions		2,047	945
		13,699	10,666
Income taxes paid		(3,874)	(3,293)
NET CASH GENERATED BY OPERATING ACTIVITIES		9,825	7,373
CASH FLOWS FROM INVESTING ACTIVITIES
Payment towards capital expenditure (including intangible assets)		(2,748)	(2,095)
Proceeds from sale of fixed assets		3	6
Payment for acquisition of business, net of cash acquired		–	(1,157)
Investments in liquid mutual fund units		(22,691)	(22,007)
Disposal of liquid mutual fund units		22,383	20,300
Investment in certificates of deposit		(1,280)	–
Disposal of certificates of deposit		450	336
Investments in quoted debt securities		(932)	(373)
Redemption of quoted debt securities		2	–
Investment in fixed maturity plan securities		(143)	–
Interest and dividend received		2,379	1,970
NET CASH PROVIDED BY/(USED IN) INVESTING ACTIVITIES		(2,577)	(3,020)
CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of borrowings taken over from Lodestone			(89)
Proceeds from issuance of share capital on exercise of stock options		–	1
Dividends paid net of intercompany dividend		(2,686)	(2,684)
Dividend tax paid		(458)	(438)
NET CASH USED IN FINANCING ACTIVITIES		(3,144)	(3,210)
Effect of exchange differences on translation of foreign currency cash and cash equivalents		14	98
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		4,118	1,241
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD		21,832	20,591
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD		25,950	21,832
SIGNIFICANT ACCOUNTING POLICIES	1

As per our report of even date attached

for B S R & Co. LLP	for Infosys Limited

Chartered Accountants

Firm's Registration Number:101248W

Akhil Bansal Partner Membership No. 090906	N. R. Narayana Murthy Executive Chairman	S. Gopalakrishnan Executive Vice-Chairman	S. D. Shibulal Chief Executive Officer and Managing Director	K.V.Kamath Director

	R.Seshasayee Director	Dr. Omkar Goswami Director	Prof. Jeffrey S. Lehman Director	Ravi Venkatesan Director

	Kiran Mazumdar –Shaw Director	Srinath Batni Director	B. G. Srinivas Director	U.B.Pravin Rao Director

Bangalore April 15, 2014	Rajiv Bansal Chief Financial Officer	Parvatheesam K Chief Risk Officer and Company Secretary

Significant accounting policies and notes on accounts

Company overview

Infosys Limited ('Infosys' or 'the Company') along with its majority-owned and controlled subsidiary, Infosys BPO Limited and its controlled subsidiaries ('Infosys BPO') and wholly-owned and controlled subsidiaries, Infosys Technologies (Australia) Pty. Limited ('Infosys Australia'), Infosys Technologies (China) Co. Limited ('Infosys China'), Infosys Consulting India Limited ('Infosys Consulting India'), Infosys Technologies S. de R. L. de C. V. ('Infosys Mexico'), Infosys Technologies (Sweden) AB. ('Infosys Sweden'), Infosys Tecnologia DO Brasil LTDA. ('Infosys Brasil'), Infosys Public Services, Inc, USA ('Infosys Public Services'), Infosys Americas Inc., ('Infosys Americas'), Edgeverve Systems Limited (Edgeverve), Infosys Technologies (Shanghai) Company Limited ('Infosys Shanghai') and Lodestone Holding AG and its controlled subsidiaries ('Infosys Lodestone') is a leading global services corporation. The group of companies ('the Group') provides business consulting, technology, engineering and outsourcing services to help clients build tomorrow's enterprise. In addition, the Group offers software products and platforms.

1 Significant accounting policies

1.1 Basis of preparation of financial statements

These financial statements are prepared in accordance with Indian Generally Accepted Accounting Principles (GAAP) under the historical cost convention on the accrual basis except for certain financial instruments which are measured at fair values. GAAP comprises mandatory accounting standards as prescribed by the Companies (Accounting Standards) Rules, 2006, the provisions of the Companies Act, 2013 (to the extent notified) and the Companies Act, 1956 (to the extent applicable) and guidelines issued by the Securities and Exchange Board of India (SEBI). Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

The financial statements are prepared in accordance with the principles and procedures required for the preparation and presentation of consolidated financial statements as laid down under the Accounting Standard (AS) 21, “Consolidated Financial Statements” . The financial statements of Infosys - the parent company, Infosys BPO and its wholly owned subsidiaries, Infosys China, Infosys Australia, Infosys Mexico, Infosys Consulting India, Infosys Sweden, Infosys Brasil, Infosys Public Services, Infosys Americas, Edgeverve, Infosys Shanghai, Infosys Lodestone and its controlled subsidiaries and controlled trusts have been combined on a line-by-line basis by adding together book values of like items of assets, liabilities, income and expenses after eliminating intra-group balances and transactions and resulting unrealised gain/loss. The consolidated financial statements are prepared by applying uniform accounting policies in use at the Group. Minority interests have been excluded. Minority interests represent that part of the net profit or loss and net assets of subsidiaries that are not, directly or indirectly, owned or controlled by the company.

1.2 Use of estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported balances of assets and liabilities and disclosures relating to contingent liabilities as at the date of the financial statements and reported amounts of income and expenses during the period. Examples of such estimates include computation of percentage of completion which requires the Group to estimate the efforts or costs expended to date as a proportion of the total efforts or costs to be expended, provisions for doubtful debts, future obligations under employee retirement benefit plans, income taxes, post-sales customer support and the useful lives of fixed assets and intangible assets.

Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as the Management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the consolidated financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the consolidated financial statements.

1.3 Revenue recognition

Revenue is primarily derived from software development and related services and from the licensing of software products. Arrangements with customers for software development and related services are either on a fixed-price, fixed-timeframe or on a time-and-material basis.

Revenue on time-and-material contracts are recognized as the related services are performed and revenue from the end of the last billing to the Balance Sheet date is recognized as unbilled revenues. Revenue from fixed-price and fixed-timeframe contracts, where there is no uncertainty as to measurement or collectability of consideration, is recognized based upon the percentage of completion method. When there is uncertainty as to measurement or ultimate collectability revenue recognition is postponed until such uncertainty is resolved. Cost and earnings in excess of billings are classified as unbilled revenue while billings in excess of cost and earnings is classified as unearned revenue. Provision for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current estimates.

Annual Technical Services revenue and revenue from fixed-price maintenance contracts are recognized ratably over the period in which services are rendered. Revenue from the sale of user licenses for software applications is recognized on transfer of the title in the user license, except in case of multiple element contracts, which require significant implementation services, where revenue for the entire arrangement is recognized over the implementation period based upon the percentage-of-completion method. Revenue from client training, support and other services arising due to the sale of software products is recognized as the related services are performed.

The Group accounts for volume discounts and pricing incentives to customers as a reduction of revenue based on the ratable allocation of the discount / incentive amount to each of the underlying revenue transactions that result in progress by the customer towards earning the discount / incentive. Also, when the level of discount varies with increases in levels of revenue transactions, the Group recognizes the liability based on its estimate of the customer's future purchases. If it is probable that the criteria for the discount will not be met, or if the amount thereof cannot be estimated reliably, then discount is not recognized until the payment is probable and the amount can be estimated reliably. The Group recognizes changes in the estimated amount of obligations for discounts using a cumulative catchup approach. The discounts are passed on to the customer either as direct payments or as a reduction of payments due from the customer.

The Group presents revenues net of value-added taxes in its consolidated statement of profit and loss

Profit on sale of investments is recorded on transfer of title from the Group and is determined as the difference between the sale price and carrying value of the investment. Lease rentals are recognized ratably on a straight line basis over the lease term. Interest is recognized using the time-proportion method, based on rates implicit in the transaction. Dividend income is recognized when the Group's right to receive dividend is established.

1.4 Provisions and contingent liabilities

A provision is recognized if, as a result of a past event, the Group has a present legal obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by the best estimate of the outflow of economic benefits required to settle the obligation at the reporting date. Where no reliable estimate can be made, a disclosure is made as contingent liability. A disclosure for a contingent liability is also made when there is a possible obligation or a present obligation that may, but probably will not, require an outflow of resources. Where there is a possible obligation or a present obligation in respect of which the likelihood of outflow of resources is remote, no provision or disclosure is made.

1.5 Post-sales client support and warranties

The Group provides its clients with a fixed-period warranty for corrections of errors and telephone support on all its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time when related revenues are recorded and included in cost of sales. The Group estimates such costs based on historical experience and the estimates are reviewed annually for any material changes in assumptions.

1.6 Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Group from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. The provision is measured at lower of the expected cost of terminating the contract and the expected net cost of fulfilling the contract.

1.7 Tangible assets, including goodwill, intangible assets and capital work-in-progress

Fixed assets are stated at cost, less accumulated depreciation and impairment, if any. Direct costs are capitalized until fixed assets are ready for use. Capital work-in-progress comprises of the cost of fixed assets that are not yet ready for their intended use at the reporting date. Intangible assets are recorded at the consideration paid for acquisition of such assets and are carried at cost less accumulated amortisation and impairment. Goodwill comprises the excess of purchase consideration over the fair value of the net assets of the acquired enterprise. Goodwill arising on consolidation or acquisition is not amortized but is tested for impairment.

1.8 Depreciation and amortisation

Depreciation on fixed assets is provided on the straight-line method over the useful lives of assets estimated by the Management. Depreciation for assets purchased / sold during a period is proportionately charged. Individual low cost assets (acquired for 5,000/- or less) are depreciated over a period of one year from the date of acquisition. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, commencing from the date the asset is available to the Group for its use. Leasehold improvements are written off over the lower of the remaining primary period of lease or the life of the asset. The Management estimates the useful lives for the other fixed assets as follows :

Buildings	15 years
Plant and machinery	5 years
Office equipment	5 years
Computer equipment	2-5 years
Furniture and fixtures	5 years
Vehicles	5 years

Depreciation methods, useful lives and residual values are reviewed at each reporting date.

1.9 Impairment

The Management periodically assesses using, external and internal sources, whether there is an indication that an asset may be impaired. An impairment loss is recognized wherever the carrying value of an asset exceeds its recoverable amount. The recoverable amount is higher of the asset's net selling price and value in use, which means the present value of future cash flows expected to arise from the continuing use of the asset and its eventual disposal. An impairment loss for an asset other than goodwill is reversed if, and only if, the reversal can be related objectively to an event occurring after the impairment loss was recognized. The carrying amount of an asset other than goodwill is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortisation or depreciation) had no impairment loss been recognized for the asset in prior years.

1.10 Retirement benefits to employees

a Gratuity

In accordance with the Payment of Gratuity Act, 1972, Infosys provides for gratuity, a defined benefit retirement plan ('the Gratuity Plan') covering eligible employees of the Company and Infosys BPO. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment with the Group.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation at each Balance Sheet date using the projected unit credit method. The Company fully contributes all ascertained liabilities to the Infosys Limited Employees' Gratuity Fund Trust (the Trust). In case of Infosys BPO, contributions are made to the Infosys BPO's Employees' Gratuity Fund Trust. Trustees administer contributions made to the Trust and contributions are invested in specific investments as permitted by the law. The Group recognizes the net obligation of the gratuity plan in the Balance Sheet as an asset or liability, respectively in accordance with Accounting Standard (AS) 15, 'Employee Benefits'. The Group's overall expected long-term rate-of-return on assets has been determined based on consideration of available market information, current provisions of Indian law specifying the instruments in which investments can be made, and historical returns. The discount rate is based on the Government securities yield. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized in the consolidated statement of profit and loss in the period in which they arise.

b Superannuation

Certain employees of Infosys are also participants in a defined contribution plan. The company has no further obligations to the Plan beyond its monthly contributions. Certain employees of Infosys BPO are also eligible for superannuation benefit. Infosys BPO has no further obligations to the superannuation plan beyond its monthly contribution which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

c Provident fund

Eligible employees receive benefits from a provident fund, which is a defined benefit plan. Both the employee and the Company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee’s salary. The Company contributes a part of the contributions to the Infosys Limited Employees’ Provident Fund Trust. The trust invests in specific designated instruments as permitted by Indian law. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the government. The Company has an obligation to make good the shortfall, if any, between the return from the investments of the trust and the notified interest rate.

In respect of Infosys BPO, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and Infosys BPO make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee's salary. Amounts collected under the provident fund plan are deposited in a government administered provident fund. Infosys BPO has no further obligations under the provident fund plan beyond its monthly contributions.

d Compensated absences

The employees of the Group are entitled to compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation based on the additional amount expected to be paid as a result of the unused entitlement that has accumulated at the Balance Sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

1.11 Research and development

Research costs are expensed as incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, the Company has an intention and ability to complete and use or sell the software and the costs can be measured reliably.

1.12 Foreign currency transactions

Foreign-currency denominated monetary assets and liabilities are translated into the relevant functional currency at exchange rates in effect at the Balance Sheet date. The gains or losses resulting from such translations are included in the Statement of profit and loss. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction.

Revenue, expense and cash-flow items denominated in foreign currencies are translated into the relevant functional currencies using the exchange rate in effect on the date of the transaction. Transaction gains or losses realised upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled.

The functional currency of Infosys, Infosys BPO and Infosys Consulting India is the Indian Rupee. The functional currencies for Infosys Australia, Infosys China, Infosys Mexico, Infosys Sweden, Infosys Brasil, Infosys Public Services, Infosys Americas, Edgeverve, Infosys Shanghai and Infosys Lodestone are their respective local currencies. The translation of financial statements of the foreign subsidiaries from the local currency to the functional currency of the Company is performed for Balance Sheet accounts using the exchange rate in effect at the Balance Sheet date and for revenue, expense and cash-flow items using a monthly average exchange rate for the respective periods and the resulting difference is presented as foreign currency translation reserve included in “Reserves and Surplus”. When a subsidiary is disposed off, in part or in full, the relevant amount is transferred to profit or loss.

1.13 Forward and options contracts in foreign currencies

The Group uses foreign exchange forward and options contracts to hedge its exposure to movements in foreign exchange rates. The use of these foreign exchange forward and options contracts reduce the risk or cost to the Group and the Group does not use those for trading or speculation purposes.

Effective April 1, 2008, the Group adopted AS 30, 'Financial Instruments: Recognition and Measurement', to the extent that the adoption did not conflict with existing accounting standards and other authoritative pronouncements of the Company Law and other regulatory requirements.

Forward and options contracts are fair valued at each reporting date. The resultant gain or loss from these transactions are recognized in the consolidated statement of profit and loss. The Group records the gain or loss on effective hedges, if any, in the foreign currency fluctuation reserve until the transactions are complete. On completion, the gain or loss is transferred to the consolidated statement of profit and loss of that period. To designate a forward or options contract as an effective hedge, the Management objectively evaluates and evidences with appropriate supporting documents at the inception of each contract whether the contract is effective in achieving offsetting cash flows attributable to the hedged risk. In the absence of a designation as effective hedge, a gain or loss is recognized in the consolidated statement of profit and loss. Currently hedges undertaken by the Group are all ineffective in nature and the resultant gain or loss consequent to fair valuation is recognized in the consolidated statement of profit and loss at each reporting date.

1.14 Income taxes

Income taxes are accrued in the same period that the related revenue and expenses arise. A provision is made for income tax annually, based on the tax liability computed, after considering tax allowances and exemptions. Provisions are recorded when it is estimated that a liability due to disallowances or other matters is probable. Minimum alternate tax (MAT) paid in accordance with the tax laws, which gives rise to future economic benefits in the form of tax credit against future income tax liability, is recognized as an asset in the Consolidated Balance Sheet if there is convincing evidence that the Group will pay normal tax after the tax holiday period and the resultant asset can be measured reliably. The Group offsets, on a year on year basis, the current tax assets and liabilities, where it has a legally enforceable right and where it intends to settle such assets and liabilities on a net basis.

The differences that result between the profit considered for income taxes and the profit as per the financial statements are identified, and thereafter a deferred tax asset or deferred tax liability is recorded for timing differences, namely the differences that originate in one accounting period and reverse in another, based on the tax effect of the aggregate amount of timing difference. The tax effect is calculated on the accumulated timing differences at the end of an accounting period based on enacted or substantively enacted regulations. Deferred tax assets in situation where unabsorbed depreciation and carry forward business loss exists, are recognized only if there is virtual certainty supported by convincing evidence that sufficient future taxable income will be available against which such deferred tax asset can be realised. Deferred tax assets, other than in situation of unabsorbed depreciation and carry forward business loss, are recognized only if there is reasonable certainty that they will be realised. Deferred tax assets are reviewed for the appropriateness of their respective carrying values at each reporting date. Deferred tax assets and deferred tax liabilities have been offset wherever the Group has a legally enforceable right to set off current tax assets against current tax liabilities and where the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to consolidated statement of profit and loss are credited to the share premium account.

1.15 Earnings per share

Basic earnings per share is computed by dividing the net profit after tax by the weighted average number of equity shares outstanding during the period. Diluted earnings per share is computed by dividing the net profit after tax by the weighted average number of equity shares considered for deriving basic earnings per share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The diluted potential equity shares are adjusted for the proceeds receivable had the shares been actually issued at fair value which is the average market value of the outstanding shares. Dilutive potential equity shares are deemed converted as of the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the consolidated financial statements by the Board of Directors.

1.16 Investments

Trade investments are the investments made to enhance the Group’s business interests. Investments are either classified as current or long-term based on Management’s intention at the time of purchase. Current investments are carried at the lower of cost and fair value of each investment individually. Cost for overseas investments comprises the Indian Rupee value of the consideration paid for the investment translated at the exchange rate prevalent at the date of investment. Long term investments are carried at cost less provisions recorded to recognize any decline, other than temporary, in the carrying value of each investment.

1.17 Cash and cash equivalents

Cash and cash equivalents comprise cash and cash on deposit with banks and corporations. The Group considers all highly liquid investments with a remaining maturity at the date of purchase of three months or less and that are readily convertible to known amounts of cash to be cash equivalents.

1.18 Cash flow statement

Cash flows are reported using the indirect method, whereby profit before tax is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the Group are segregated.

1.19 Leases

Lease under which the Group assumes substantially all the risks and rewards of ownership are classified as finance leases. Such assets acquired are capitalized at fair value of the asset or present value of the minimum lease payments at the inception of the lease, whichever is lower. Lease payments under operating leases are recognised as an expense on a straight line basis in the consolidated statement of profit and loss over the lease term.

1.20 Government grants

The Group recognizes government grants only when there is reasonable assurance that the conditions attached to them shall be complied with, and the grants will be received. Government grants related to depreciable assets are treated as deferred income and are recognized in the consolidated statement of profit and loss on a systematic and rational basis over the useful life of the asset. Government grants related to revenue are recognized on a systematic basis in the consolidated statement of profit and loss over the periods necessary to match them with the related costs which they are intended to compensate.

2 NOTES ON ACCOUNTS FOR THE YEAR ENDED MARCH 31, 2014

Amounts in the financial statements are presented in crore, except for per share data and as otherwise stated. All exact amounts are stated with the suffix “/-”. One crore equals 10 million.

The previous period figures have been regrouped/reclassified, wherever necessary to conform to the current period presentation.

2.1 SHARE CAPITAL

in crore, except as otherwise stated

Particulars	As at March 31,
	2014	2013
Authorized
Equity shares, 5/- par value
60,00,00,000 (60,00,00,000) equity shares	300	300
Issued, Subscribed and Paid-Up
Equity shares, 5/- par value (1)	287	287
57,42,36,166 (57,42,36,166) equity shares fully paid-up
Less: 28,33,600 (28,33,600) equity shares held by controlled trusts	1	1
	286	286

Forfeited shares amounted to 1,500/- (1,500/-)

(1) Refer to note 2.26 for details of basic and diluted shares

The Company has only one class of shares referred to as equity shares having a par value of 5/-. Each holder of equity shares is entitled to one vote per share.

The Company declares and pays dividends in Indian rupees. The dividend proposed by the Board of Directors is subject to the approval of the shareholders in the ensuing Annual General Meeting.

During the year ended March 31, 2013, the amount of per share dividend recognized as distributions to equity shareholders was 42. The dividend for the year ended March 31, 2013 includes 27 per share of final dividend. The total dividend appropriation amounted to 2,815 crore including corporate dividend tax of 403 crore.

The Board of Directors, in their meeting on October 11, 2013, declared an interim dividend of 20 per equity share. Further the Board of Directors, in their meeting on April 15, 2014, proposed a final dividend of 43 per equity share. The proposal is subject to the approval of shareholders at the Annual General Meeting to be held on June 14, 2014. The total dividend appropriation for the year ended March 31, 2014 amounted to 4,233 crore including corporate dividend tax of 615 crore.

In the event of liquidation of the Company, the holders of equity shares will be entitled to receive any of the remaining assets of the company, after distribution of all preferential amounts. However, no such preferential amounts exist currently. The distribution will be in proportion to the number of equity shares held by the shareholders.

The details of shareholder holding more than 5% shares as at March 31, 2014 and March 31, 2013 are set out below :

Name of the shareholder	As at March 31, 2014		As at March 31, 2013
	No. of shares	% held	No. of shares	% held
Life Insurance Corporation of India(1)	1,86,56,581	3.25%	3,42,33,932	5.96%
Deutsche Bank Trust Company Americas (Depository of ADR's - legal ownership)	9,24,70,660	16.10%	7,08,83,217	12.34%

(1) includes all schemes under their management

The reconciliation of the number of shares outstanding and the amount of share capital as at March 31, 2014 and March 31, 2013 is set out below:

Particulars	As at March 31, 2014		As at March 31, 2013
	Number of shares	Amount	Number of shares	Amount
Number of shares at the beginning of the period	57,14,02,566	286	57,13,96,401	286
Add: Shares issued on exercise of employee stock options	–	–	6,165	–
Number of shares at the end of the period	57,14,02,566	286	57,14,02,566	286

Stock option plans

The Company had two Stock Option Plans.

1998 Stock Option Plan ('the 1998 Plan')

The 1998 Plan was approved by the Board of Directors in December 1997 and by the shareholders in January 1998, and is for issue of 1,17,60,000 ADSs representing 1,17,60,000 equity shares. All options under the 1998 Plan are exercisable for ADSs representing equity shares. The 1998 Plan is administered by a compensation committee, all of whom are independent members of the Board of Directors and through the Infosys Limited Employees’ Welfare Trust (the Trust). All options had been granted at 100% of fair market value. The 1998 Plan lapsed on January 6, 2008, and consequently no further shares will be issued to employees under this plan.

1999 Stock Option Plan ('the 1999 Plan')

In fiscal 2000, the Company instituted the 1999 Plan. The shareholders and the Board of Directors approved the plan in September 1999, which provides for the issue of 5,28,00,000 equity shares to the employees. The 1999 Plan is administered by a compensation committee, all of whom are independent members of the Board of Directors and through the Trust. Options were issued to employees at an exercise price that is not less than the fair market value. The 1999 Plan lapsed on September 11, 2009, and consequently no further shares will be issued to employees under this plan.

There were no share options outstanding and exercisable as of March 31, 2014 and March 31, 2013.

There was no activity in the 1998 Plan and 1999 Plan during the year ended March 31, 2014 and the activity in the 1999 Plan during the year ended March 31, 2013 is set out below:

Particulars	Year ended March 31, 2013
The 1999 Plan :
Options outstanding, beginning of the period	11,683
Less: Exercised	6,165
Forfeited	5,518
Options outstanding, end of the period	–
Options exercisable, end of the period	–

The weighted average share price of options exercised under the 1999 Plan during the year ended March 31, 2013 was 2,374/-

Particulars	As at March 31,
	2014	2013
Capital reserve - Opening balance	54	54
Add: Transferred from Surplus	–	–
	54	54
Foreign currency translation reserve - Opening balance	276	244
Add: Foreign currency translation during the year	100	32
Foreign currency translation reserve - Closing balance	376	276
Securities premium account - Opening balance	3,070	3,069
Add: Receipts on exercise of employee stock options	–	1
Income tax benefit arising from exercise of stock options	–	–
	3,070	3,070
General reserve - Opening balance	8,267	7,356
Add: Transferred from Surplus	1,021	911
	9,288	8,267
Other reserve - Opening balance*	–	–
Add: Transferred from Surplus	3	–
	3	–
Surplus- Opening Balance	26,041	20,323
Add: Intercompany dividend	13	15
Add: Net profit after tax transferred from Statement of Profit and Loss	10,656	9,429
Amount available for appropriation	36,710	29,767
Appropriations:
Interim dividend	1,149	862
Final dividend	2,469	1,550
Total dividend	3,618	2,412
Dividend tax	615	403
Amount transferred to legal reserve	3	–
Amount transferred to general reserve	1,021	911
Surplus- Closing Balance	31,453	26,041
	44,244	37,708

*A subsidiary is required to appropriate 5% of the annual profit to legal reserve until this equals 20% of the paid up share capital. To the extent it does not exceed one-half of the share capital, the general reserve may be used only to cover losses or for measures designed to sustain the company through difficult times, to prevent unemployment or to mitigate its consequences.

2.3 DEFERRED TAXES

in crore

Particulars	As at March 31,
	2014	2013
Deferred tax assets
Fixed assets	392	358
Trade receivables	47	19
Unavailed leave	268	146
Computer software	50	46
Accrued compensation to employees	43	30
Accumulated losses	4	36
Post Sales client support	98	67
Others	35	29
	937	731
Deferred tax liabilities
Branch profit tax	303	315
Intangible assets	–	3
Others	5	–
	308	318
Deferred tax asset after set off	629	469
Deferred tax liabilities after set off	–	56

Deferred tax assets and deferred tax liabilities have been offset wherever the Company has a legally enforceable right to set off current tax assets against current tax liabilities and where the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority.

As at March 31, 2014 and March 31, 2013, the Company has provided for branch profit tax of 303 crore and 315 crore, respectively, for its overseas branches, as the Company estimates that these branch profits would be distributed in the foreseeable future. The change in provision for branch profit tax includes 35 crore movement on account of exchange rate during the year ended March 31, 2014.

2.4 OTHER LONG-TERM LIABILITIES

in crore

Particulars	As at March 31,
	2014	2013
Others
Gratuity obligation - unamortized amount relating to plan amendment (refer to note 2.23)	7	11
Payable for acquisition of business	330	105
Deferred income - government grant on land use rights	45	28
Accrued salaries and benefits
Bonus and incentives	23	38
	405	182

2.5 OTHER CURRENT LIABILITIES

in crore

Particulars	As at March 31,
	2014	2013
Accrued salaries and benefits
Salaries and benefits	573	148
Bonus and incentives	1,021	575
Other liabilities
Provision for expenses	1,846	1,283
Retention monies	82	79
Withholding and other taxes payable	912	695
Gratuity obligation - unamortized amount relating to plan amendment, current (refer to note 2.23)	4	4
Payable for acquisition of business	–	9
Advances received from clients	40	36
Payable by controlled trusts	151	148
Unearned revenue	660	823
Deferred income - government grant on land use rights	1	1
Accrued gratuity (refer to note 2.23)	–	2
Unpaid dividends	3	3
Premiums held in trust (1)	135	117
Other payables	21	18
	5,449	3,941

(1)Represent premiums collected from policyholders and payable to insurance providers by a service provider maintaining the amounts in fiduciary capacity

2.6 SHORT-TERM PROVISIONS

 in crore

Particulars	As at March 31,
	2014	2013
Provision for employee benefits
Unavailed leave	954	614
Others
Proposed dividend	2,469	1,550
Provision for
Tax on dividend	420	263
Income taxes (net of advance tax and TDS)	2,187	1,329
Post-sales client support and warranties and other provisions	379	213
	6,409	3,969

Provision for post-sales client support and warranties and other provisions

The movement in the provision for post-sales client support and warranties and other provisions is as follows :

in crore

Particulars	Year ended March 31,
	2014	2013
Balance at the beginning	213	133
Provision recognized/(reversal)	142	80
Provision utilized	(1)	–
Exchange difference during the period	25	–
Balance at the end	379	213

Provision for post-sales client support and warranties and other provisions are expected to be utilized over a period of 6 months to 1 year.

2.7 FIXED ASSETS

in crore, except as otherwise stated

Particulars	Original cost					Depreciation and amortization					Net book value
	As at April 1, 2013	Additions / acquisitions during the year	Deductions/ Retirement during the year	Foreign exchange difference	As at March 31, 2014	As at April 1, 2013	For the year	Deductions/Adjustments during the year	Foreign exchange difference	As at March 31, 2014	As at March 31, 2014	As at March 31, 2013
Tangible assets :
Land : Free-hold	493	290	1	–	782	–	–	–	–	–	782	493
Leasehold	359	1	–	–	360	–	–	–	–	–	360	359
Buildings (1)	4,199	827	–	–	5,026	1,497	297	–	–	1,794	3,232	2,702
Plant and equipment (2)(3)	829	319	1	3	1,150	565	138	1	1	703	447	264
Office equipment (2)(3)	425	126	2	2	551	271	75	1	–	345	206	154
Computer equipment (2)(3)	1,887	759	27	40	2,659	1,306	657	27	29	1,965	694	581
Furniture and fixtures (2)(3)	618	184	1	4	805	417	111	1	3	530	275	201
Leasehold improvements (3)	181	16	1	16	212	140	18	1	12	169	43	41
Vehicles (3)	26	11	4	2	35	14	5	3	2	18	17	12
	9,017	2,533	37	67	11,580	4,210	1,301	34	47	5,524	6,056	4,807
Intangible assets :
Goodwill	2,244	-	–	–	2,244	–	–	–	–	–	2,244	2,244
Intellectual property rights & others	58	–	–	–	58	30	15	–	–	45	13	28
Land use rights	62	–	–	6	68	2	1	–	–	3	65	60
	2,364	–	–	6	2,370	32	16	–	–	48	2,322	2,332
Total	11,381	2,533	37	73	13,950	4,242	1,317	34	47	5,572	8,378	7,139
Previous year	9,194	2,709	546	24	11,381	3,639	1,099	510	14	4,242	7,139

Notes:	(1)	Buildings include 250/- being the value of 5 shares of 50/- each in Mittal Towers Premises Co-operative Society Limited.
	(2)	During the years ended March 31, 2014 and March 31, 2013, certain assets which were old and not in use having gross book value of 8 crore and 525 crore respectively, (net book value nil) were retired.
	(3)	Includes certain assets having gross book value of 58 crore , accumulated depreciation of 30 crore and net book value of 28 crore taken over on acquisition of Lodestone which was effective October 22, 2012.

Profit / (loss) on disposal of fixed assets during the year ended March 31, 2014 and March 31, 2013 is less than 1 crore and 1 crore respectively.

The Company has entered into lease-cum-sale agreements to acquire certain properties. In accordance with the terms of some of these agreements, the Company has the option to purchase the properties on expiry of the lease period. The Company has already paid 99% of the value of the properties at the time of entering into the lease-cum-sale agreements with the balance payable at the time of purchase. These amounts are disclosed as 'Land - leasehold' under 'Tangible assets' in the financial statements.

2.8 LEASES

Obligations on long-term, non-cancelable operating leases

The lease rentals charged during the year and the maximum obligations on long-term, non-cancelable operating leases payable as per the rentals stated in the respective agreements are as follows:

in crore

Particulars	Year ended March 31,
	2014	2013
Lease rentals recognized during the year	319	249

in crore

	As at March 31,
Lease obligations payable	2014	2013
Within one year of the balance sheet date	251	212
Due in a period between one year and five years	563	440
Due after five years	288	113

The operating lease arrangements, are renewable on a periodic basis and for most of the leases extend upto a maximum of ten years from their respective dates of inception and relate to rented premises. Some of these lease agreements have price escalation clauses.

2.9 INVESTMENTS

in crore, except as otherwise stated

Particulars	As at March 31,
	2014	2013
Non-current investments
Long term investments - at cost
Others (unquoted) (refer to note 2.9.1)
Investments in equity instruments	6	6
Less: Provision for equity investments	2	2
	4	4
Others (quoted)
Investments in Tax Free Bonds (refer to 2.9.2)	1,300	373
Investment in Government Bonds (refer to 2.9.2)	3	–
	1,303	373
Total Non-current investments	1,307	377
Current investments
Current portion of Long term investments
Quoted
Fixed Maturity Plans (refer to note 2.9.3)	143	–
	143	–
Current investments – at the lower of cost and fair value
Unquoted
Liquid mutual fund units (refer to note 2.9.4)	2,051	1,739
Certificates of deposit (refer to note 2.9.4)	830	–
	2,881	1,739
Total Current investments	3,024	1,739
Total Investments	4,331	2,116
Aggregate amount of quoted investments excluding interest accrued but not due of 48 crore included under Note 2.14 Short term Loans and advances	1,446	373
Market value of quoted investments	1,391	387
Aggregate amount of unquoted investments	2,887	1,745
Aggregate amount of provision made for non-current unquoted investments	2	2

2.9.1 Details of Investments

The details of non-current other investments in equity instruments as at March 31, 2014 and March 31, 2013 are as follows:

in crore

Particulars	As at
	March 31, 2014	March 31, 2013
OnMobile Systems Inc., (formerly Onscan Inc.) USA
21,54,100 (21,54,100) common stock at USD 0.4348 each, fully paid, par value USD 0.001 each	4	4
Merasport Technologies Private Limited
2,420 (2,420) equity shares at 8,052/- each, fully paid, par value 10/- each	2	2
Global Innovation and Technology Alliance
5,000 (5,000) equity shares at 1,000/- each, fully paid, par value 1,000/- each	–	–
	6	6
Less: Provision for investment	2	2
	4	4

2.9.2 Details of Investments in Tax Free Bonds & Government Security Bond

The balances held in tax free bonds as at March 31, 2014 and March 31, 2013 is as follows:

in crore

Particulars		As at March 31, 2014		As at March 31, 2013
	Face Value	Units	Amount	Units	Amount
7.34% Indian Railway Finance Corporation Limited Bonds 19FEB2028	1,000/-	21,00,000	211	20,00,000	201
8.30% National Highways Authority of India Bonds 25JAN2027	1,000/-	5,00,000	53	5,00,000	53
7.18% Indian Railway Finance Corporation Limited Bonds 19FEB2023	1,000/-	20,00,000	201	–	–
8.46% India Infrastructure Finance Company Limited Bonds 30AUG2028	10,00,000/-	2,000	200	–	–
8.46% Power Finance Corporation Limited Bonds 30AUG2028	10,00,000/-	1,500	150	–	–
8.35% National Highways Authority of India Bonds 22NOV2023	10,00,000/-	1,500	150	–	–
8.26% India Infrastructure Finance Company Limited Bonds 23AUG28	10,00,000/-	1,000	100	–	–
8.10% Indian Railway Finance Corporation Limited Bonds 23FEB2027	1,000/-	5,00,000	54	5,00,000	54
8.54% Power Finance Corporation Limited Bonds 16NOV2028	1,000/-	5,00,000	50	–	–
8.48% India Infrastructure Finance Company Limited Bonds 05SEP2028	10,00,000/-	450	45	–	–
7.93% Rural Electrification Corporation Limited Bonds 27MAR2022	1,000/-	2,00,000	21	–	–
8.20% Power Finance Corporation Limited Bonds 2022	1,000/-	5,00,000	50	5,00,000	50
8.00% Indian Railway Finance Corporation Limited Bonds 2022	1,000/-	1,50,000	15	1,50,000	15
		64,56,450	1,300	36,50,000	373

The balance held in Government Security Bond as at March 31, 2014 and March 31, 2013 is as follows:

in crore

Particulars		As at March 31, 2014		As at March 31, 2013
	Face Value	Units	Amount	Units	Amount
Investment in Manila Government Bonds	134	2,00,000	3	–	–
		2,00,000	3	–	–

2.9.3 Details of Investments in Fixed Maturity Plans

The balances held in Fixed Maturity Plan as at March 31, 2014 is as follows:

in crore

Particulars	Units	Amount
UTI - Fixed Term Income Fund Series - XVII –XIII	2,50,00,000	25
HDFC Fixed Maturity Plans - Series 29	2,50,00,000	25
DSP BlackRock FMP Series 146 12M - Dir - Growth	2,50,00,000	25
DSP Black Rock FMP Series 151 12M - Dir - Growth	2,50,00,000	25
ICICI Prudential FMP Series 68-368 Days Plan G Direct Plan Cumulative	2,00,00,000	20
ICICI Prudential FMP Series 73-368 Days Plan D Direct Plan Cumulative	1,00,00,000	10
Birla Sun Life Interval Income Fund-Annual Plan IX-Gr-Direct	1,00,00,000	10
Birla Sun Life Fixed Term Plan- Series KQ368-Gr. Direct	30,00,000	3
	14,30,00,000	143

There were no balances held in Fixd Maturity Plan as at March 31, 2013.

2.9.4 Details of Investments in liquid mutual fund units and certificate of deposits

The balances held in liquid mutual fund units as at March 31, 2014 is as follows:

in crore

Particulars	Units	Amount
SBI Premier Liquid Fund - Direct Plan - Daily Dividend Reinvestment	19,89,646	200
IDFC Cash Fund Daily Dividend - Direct Plan	28,34,797	284
Tata Liquid Fund Direct Plan - Daily Dividend	27,93,482	311
HDFC Liquid Fund-Direct Plan- Daily Dividend Reinvestment	33,44,09,159	341
Religare Invesco Liquid Fund-Direct Plan Daily Dividend	13,251	1
Reliance Liquidity Fund-Direct Plan Daily Dividend Reinvestment Option	35,45,234	355
L & T Liquid Fund Direct Plan - Daily Dividend Reinvestment	14,82,628	150
UTI Liquid Cash Plan - Institutional - Direct Plan - Daily Dividend Reinvestment	11,78,546	120
Birla Sun Life Floating Rate Fund-STP-DD-Direct-Reinvestment	2,49,95,687	250
Templeton India Treasury Management Account Super Institutional Plan - Direct	2,87,986	29
ICICI Prudential Liquid-Direct Plan-Daily Dividend	10,43,402	10
	37,45,73,818	2,051

The balances held in liquid mutual fund units as at March 31, 2013 is as follows:

in crore

Particulars	Units	Amount
Tata Floater Fund Plan A -Daily Dividend - Direct Plan	24,10,062	242
Kotak Liquid Scheme Plan A- Daily Dividend - Direct Plan	2,77,271	34
Birla Sun Life Savings Fund-Daily Dividend Reinvestment - Direct Plan	4,10,12,872	410
ICICI Prudential Flexible Income - Daily Dividend - Direct Plan	1,22,52,481	130
UTI Treasury Advantage Fund - Institutional Plan - Daily Dividend - Direct Plan	58,42,445	584
DWS Ultra Short Term Fund -Institutional Plan-Daily Dividend - Direct Plan	17,99,62,153	180
Birla Sun Life Cash Plus - Daily Dividend Reinvestment - Direct Plan	6,96,112	7
Birla Sunlife AMC Ltd.- Liquid Plus	2,27,946	2
ICICI prudencial liquid Plus	46,77,205	47
TATA Asset Management Ltd.- Liquid Plus	1,83,682	21
Reliance Mutual Fund- Liquid Plus	3,34,060	34
Kotak Mutual Fund- Liquid Plus	1,88,131	23
Religare Mutual Fund- Liquid Plus	2,53,382	25
	24,83,17,802	1,739

The balances held in certificate of deposits as at March 31, 2014 is as follows:

Particulars	Face value	Units	Amount
Oriental Bank of Commerce	100,000/-	48,500	454
IDBI Bank Limited	100,000/-	10,000	93
Corporation Bank	100,000/-	8,000	75
Union Bank of India	100,000/-	5,000	46
Indian Overseas Bank	100,000/-	7,500	70
HDFC Bank	100,000/-	5,000	46
Central Bank of India	100,000/-	2,500	23
Vijaya	100,000/-	2,500	23
		89,000	830

There were no balances held in certificates of deposit as at March 31, 2013.

2.10 LONG-TERM LOANS AND ADVANCES

in crore

Particulars	As at March 31,
	2014	2013
Unsecured, considered good
Capital advances	871	520
Electricity and other deposits	60	33
Rental deposits	60	43
Other loans and advances
Advance income taxes (net of provisions)	1,522	1,092
MAT credit entitlement	–	14
Prepaid expenses	9	10
Loans and advances to employees
Housing and other loans	38	84
	2,560	1,796

2.11 OTHER NON-CURRENT ASSETS

in crore

Particulars	As at March 31,
	2014	2013
Others
Advance to gratuity trust (refer to note 2.23)	10	31
Restricted deposits (refer to note 2.27)(1)	43	36
	53	67
(1) Balance held by controlled trusts

2.12 TRADE RECEIVABLES (1)

in crore

Particulars	As at March 31,
	2014	2013
Debts outstanding for a period exceeding six months
Unsecured
Considered doubtful	144	66
Less: Provision for doubtful debts	144	66
	–	–
Other debts
Unsecured
Considered good	8,351	7,083
Considered doubtful	70	29
	8,421	7,112
Less: Provision for doubtful debts	70	29
	8,351	7,083
	8,351	7,083
(1) Includes dues from companies where directors are interested	117	21

Provision for doubtful debts

Periodically, the Company evaluates all customer dues to the Company for collectability. The need for provisions is assessed based on various factors including collectability of specific dues, risk perceptions of the industry in which the customer operates, general economic factors, which could affect the customer’s ability to settle. The Company normally provides for debtor dues outstanding for six months or longer from the invoice date, as at the Balance Sheet date. The Company pursues the recovery of the dues, in part or full.

2.13 CASH AND CASH EQUIVALENTS

in crore

Particulars	As at March 31,
	2014	2013
Cash on hand	–	–
Balances with banks
In current and deposit accounts	22,342	18,728
Others
Deposits with financial institutions	3,608	3,104
	25,950	21,832
Balances with banks in unpaid dividend accounts	3	3
Deposit accounts with more than 12 months maturity	182	181
Balances with banks held as margin money deposits against guarantees	200	189

Cash and cash equivalents as of March 31, 2014 and March 31, 2013 include restricted cash and bank balances of 318 crore and 305 crore, respectively. The restrictions are primarily on account of cash and bank balances held as margin money deposits against guarantees, cash and bank balances held by irrevocable trusts controlled by the company and unclaimed dividends.

The deposits maintained by the Company with banks and financial institutions comprise of time deposits, which can be withdrawn by the Company at any point without prior notice or penalty on the principal.

The details of balances as on Balance Sheet dates with banks are as follows:

in crore

Particulars	As at March 31,
	2014	2013
In current accounts
ANZ Bank, Taiwan	1	2
Bank of America, Mexico	4	4
Bank of America, USA	713	904
Bank Zachodni WBK S.A.	–	3
Barclays Bank, UK	112	12
Bonz Bank, Australia	2	–
China Merchants Bank, China	2	1
China Merchants Bank, China ( in U.S. Dollar account)	2	–
CIC Bank, France	5	–
Citibank EEFC, India (U.S. Dollar account)	–	111
Citibank N.A., Czech Republic	1	2
Citibank NA, Australia	78	174
Citibank NA, Brazil	36	14
Citibank NA, China	51	46
Citibank NA, China (U.S. Dollar account)	–	1
Citibank NA, Costa Rica	1	1
Citibank NA, Czech Republic (Euro account)	–	4
Citibank NA, Czech Republic (U.S. Dollar account)	1	2
Citibank NA, India	2	14
Citibank NA, Japan	11	16
Citibank NA, New Zealand	2	–
Citibank NA, Singapore	4	–
Citibank NA, South Africa	4	1
Citibank NA, Thailand	1	1
Commerzbank, Germany	7	8
Deutsche Bank, Belgium	12	10
Deutsche Bank, Czech Republic	2	3
Deutsche Bank, Czech Republic (Euro account)	8	5
Deutsche Bank, Czech Republic (U.S. Dollar account)	14	2
Deutsche Bank, France	5	5
Deutsche Bank, Germany	33	14
Deutsche Bank, India	8	11
Deutsche Bank, Netherlands	17	11
Deutsche Bank, Philippines	6	3
Deutsche Bank, Philippines (U.S. Dollar account)	29	1
Deutsche Bank, Poland	1	12
Deutsche Bank, Poland (Euro account)	–	2
Deutsche Bank, Russia	2	1
Deutsche Bank, Russia (USD account)	13	1
Deutsche Bank, Singapore	10	1
Deutsche Bank, Spain	3	2
Deutsche Bank, Switzerland	3	1
Deutsche Bank, Switzerland (USD account)	2	–
Deutsche Bank, Transze	–	1
Deutsche Bank, United Kingdom	74	70
Deutsche Bank-EEFC (Australian Dollar account)	8	–
Deutsche Bank-EEFC (Euro account)	8	21
Deutsche Bank-EEFC (Swiss Franc account)	1	2
Deutsche Bank-EEFC (U.S. Dollar account)	64	64
Deutsche Bank-EEFC (United Kingdom Pound Sterling account)	11	–
HSBC Bank, Brazil	3	2
ICICI Bank, India	36	50
ICICI Bank-EEFC (Euro account)	1	2
ICICI Bank-EEFC (U.S. Dollar account)	16	13
ICICI Bank-EEFC (United Kingdom Pound Sterling account)	1	6
ING, Belgium	3	2
Landbouwkrediet, Belgium	–	1
Nordbanken, Sweden	17	2
Punjab National Bank	4	3
Raiffeisen Bank , Romania	1	–
RBS, Denmark	–	1
Royal Bank of Canada, Canada	22	15
Royal Bank Scotland, China	38	52
Royal Bank Scotland, China (U.S. Dollar account)	6	4
Shanghai Pudong Development Bank, China	1	1
Standard Chartered, Argentina	1	–
State Bank of India, India	9	–
The Bank of Tokyo-Mitsubishi UFJ, Ltd., Japan	–	1
UBS AG (U.S. Dollar Account)	1	–
UBS AG, Switzerland	5	1
UBS AG, Switzerland (Euro Account)	1	–
Westpac, Australia	5	2
	1,545	1,722

in crore

Particulars	As at March 31,
	2014	2013
In deposit accounts
ANZ Bank	–	6
Allahabad Bank	1,011	275
Andhra Bank	753	704
Axis Bank	1,080	1,060
Bank of America, Mexico	–	15
Bank of Baroda	2,205	1,919
Bank of India	2,541	1,891
Canara Bank	2,211	2,056
Central Bank of India	1,555	1,262
Citibank N.A., China	19	79
Corporation Bank	1,134	779
Deutsche Bank, Poland	125	55
Federal Bank	–	25
ICICI Bank	2,999	2,597
IDBI Bank	1,713	995
Indusind Bank	25	–
ING Vysya Bank	200	88
Indian Overseas Bank	718	441
Jammu and Kashmir Bank	25	25
Kotak Mahindra Bank	25	280
National Australia Bank Limited , Australia	91	7
Nordbanken, Sweden	–	1
Oriental Bank of Commerce	91	824
Punjab National Bank	80	–
Ratnakar Bank	–	5
State Bank of Hyderabad	–	700
South Indian Bank	25	65
Syndicate Bank	863	–
Union Bank of India	20	80
Vijaya Bank	855	380
Yes Bank	230	200
	20,594	16,814
In unpaid dividend accounts
HDFC Bank - Unclaimed dividend account	1	1
ICICI bank - Unclaimed dividend account	2	2
	3	3
In margin money deposits against guarantees
Canara Bank	142	130
ICICI bank	–	1
State Bank of India	58	58
	200	189
Deposits with financial institutions
HDFC Limited	3,608	3,104
	3,608	3,104
Total cash and cash equivalents as per Balance Sheet	25,950	21,832

2.14 SHORT-TERM LOANS AND ADVANCES

in crore

Particulars	As at March 31,
	2014	2013
Unsecured, considered good
Others
Advances
expenses	116	79
For supply of goods and rendering of services	92	59
Withholding and other taxes receivable	1,052	800
Others	12	16
	1,272	954
Restricted deposits (refer to note 2.27)	979	762
Unbilled revenues	2,810	2,435
MAT credit entitlement	16	23
Interest accrued but not due	98	100
Loans and advances to employees
Housing and other loans	71	2
Salary advances	137	137
Electricity and other deposits	10	34
Rental deposits	10	24
Premiums held in trust (1)	135	117
Mark-to-market forward and options contracts	215	101
	5,753	4,689
Unsecured, considered doubtful
Loans and advances to employees	8	6
	5,761	4,695
Less: Provision for doubtful loans and advances to employees	8	6
	5,753	4,689

(1)Represent premiums collected from policyholders and payable to insurance providers by a service provider maintaining the amounts in fiduciary capacity

2.15 INCOME FROM SOFTWARE SERVICES AND PRODUCTS

in crore

Particulars	Year ended March 31,
	2014	2013
Income from software services	48,305	38,726
Income from software products	1,828	1,626
	50,133	40,352

2.16 OTHER INCOME

in crore

Particulars	Year ended March 31,
	2014	2013
Interest received on deposits with banks and others	2,226	1,797
Dividend received on investment in mutual fund units	154	225
Gains / (losses) on foreign currency, net	222	256
Miscellaneous income, net	62	87
	2,664	2,365

2.17 EXPENSES

in crore

Particulars	Year ended March 31,
	2014	2013
Employee benefit expenses
Salaries and bonus including overseas staff expenses	28,194	22,033
Contribution to provident and other funds	529	455
Staff welfare	108	77
	28,831	22,565
Travel expenses
Overseas travel expenses	1,570	1,384
Travelling and conveyance	127	125
	1,697	1,509
Cost of software packages and others
For own use	788	629
Third party items bought for service delivery to clients	194	148
	982	777
Communication expenses
Telephone charges	277	236
Communication expenses	163	125
	440	361

in crore

Particulars	Year ended March 31,
	2014	2013
Other expenses
Office maintenance	385	316
Power and fuel	219	215
Brand building	88	95
Rent	319	249
Rates and taxes, excluding taxes on income	101	79
Repairs to building	40	39
Repairs to plant and machinery	46	44
Computer maintenance	108	84
Consumables	30	29
Insurance charges	52	45
Research grants	12	12
Marketing expenses	43	37
Commission charges	38	33
Printing and Stationery	19	14
Professional membership and seminar participation fees	17	16
Postage and courier	32	19
Advertisements	2	5
Provision for post-sales client support and warranties	54	80
Commission to non-whole time directors	9	8
Freight charges	1	1
Provision for bad and doubtful debts and advances	142	38
Books and periodicals	4	3
Auditor's remuneration	5	5
Bank charges and commission	9	5
Donations	12	11
Recruitment and training	7	8
Miscellaneous expenses	106	67
Others	219	–
	2,119	1,557

2.18 TAX EXPENSE

in crore

Particulars	Year ended March 31,
	2014	2013
Current tax
Income taxes	4,308	3,518
Deferred taxes	(236)	(148)
	4,072	3,370

Income tax expense for the year ended March 31, 2014 and March 31, 2013 is net of reversal of provisions of 22 crore and 8 crore pertaining to earlier periods.

Income taxes

The provision for taxation includes tax liabilities in India on the Company’s global income as reduced by exempt incomes and any tax liabilities arising overseas on income sourced from those countries. Infosys' operations are conducted through Software Technology Parks ('STPs') and Special Economic Zones ('SEZs'). Income from STPs were tax exempt for the earlier of 10 years commencing from the fiscal year in which the unit commences software development, or March 31, 2011. Income from SEZs is fully tax exempt for the first 5 years, 50% exempt for the next 5 years and 50% exempt for another 5 years subject to fulfilling certain conditions.

2.19 CONTINGENT LIABILITIES AND COMMITMENTS (TO THE EXTENT NOT PROVIDED FOR)

in crore

Particulars	As at March 31,
	2014		2013
Contingent liabilities :
Outstanding guarantees and counter guarantees to various banks, in respect of the guarantees given by those banks in favour of various government authorities and others		37		19
Claims against the Company, not acknowledged as debts(1)		182		535
[Net of amount paid to statutory authorities 1,745 crore (1,114 crore)]
Commitments :
Estimated amount of unexecuted capital contracts
(net of advances and deposits)		1,363		1,696
	in million	in crore	in million	in crore
Forward contracts outstanding
In USD	751	4,500	851	4,621
In Euro	64	531	62	431
In GBP	77	772	65	537
In AUD	75	415	70	396
Options outstanding
In USD	20	120	–	–
		6,338		5,985

(1)	Claims against the company not acknowledged as debts include demands from the Indian Income tax authorities for payment of additional tax of 1,548 crore (1,088 crore), including interest of 430 crore (313 crore) upon completion of their tax review for fiscal 2006, fiscal 2007, fiscal 2008 and fiscal 2009. These income tax demands are mainly on account of disallowance of a portion of the deduction claimed by the company under Section 10A of the Income Tax Act. The deductible amount is determined by the ratio of export turnover to total turnover. The disallowance arose from certain expenses incurred in foreign currency being reduced from export turnover but not reduced from total turnover. The tax demand for fiscal 2007, fiscal 2008 and fiscal 2009 also includes disallowance of portion of profit earned outside India from the STP units and disallowance of profits earned from SEZ units. The matter for fiscal 2006, fiscal 2007, fiscal 2008 and fiscal 2009 are pending before the Commissioner of Income tax ( Appeals), Bangalore. The company is contesting the demand and the management including its tax advisors believes that its position will likely be upheld in the appellate process.The management believes that the ultimate outcome of these proceedings will not have a material adverse effect on the Company's financial position and results of operations.

As of the Balance Sheet date, the Company's net foreign currency exposures that are not hedged by a derivative instrument or otherwise is 539 crores (1,206 crore as at March 31, 2013).

The foreign exchange forward and option contracts mature between 1 to 12 months. The table below analyzes the derivative financial instruments into relevant maturity groupings based on the remaining period as of the balance sheet date:

in crore

Particulars	As at March 31,
	2014	2013
Not later than one month	1,185	988
Later than one month and not later than three months	2,795	1,794
Later than three months and not later than one year	2,358	3,203
	6,338	5,985

The Company recognized a loss on derivative financial instruments of 253 crore and gain of 77 crore during the year ended March 31, 2014 and March 31, 2013, respectively, which is included in other income.

2.20 RELATED PARTY TRANSACTIONS

List of related parties:

Name of subsidiaries	Country	Holding as at March 31,
		2014	2013
Infosys BPO	India	99.98%	99.98%
Infosys China	China	100%	100%
Infosys Mexico	Mexico	100%	100%
Infosys Sweden	Sweden	100%	100%
Infosys Shanghai	China	100%	100%
Infosys Brazil	Brazil	100%	100%
Infosys Public Services, Inc.	U.S.A	100%	100%
Infosys Consulting India Limited (1)	India	–	100%
Infosys Americas (2)	U.S.A	100%	–
Infosys BPO s. r. o (3)	Czech Republic	99.98%	99.98%
Infosys BPO (Poland) Sp Z.o.o (3)	Poland	99.98%	99.98%
Infosys BPO S.de R.L. de.C.V (3)(15)	Mexico	–	–
Infosys McCamish Systems LLC (Formerly known as McCamish Systems LLC) (3)	USA	99.98%	99.98%
Portland Group Pty Ltd (3)(4)	Australia	99.98%	99.98%
Portland Procurement Services Pty Ltd (10)	Australia	99.98%	99.98%
Infosys Australia (5)	Australia	100%	100%
Edgeverve Systems Limited (14)	India	100%	–
Lodestone Holding AG (6)	Switzerland	100%	100%
Lodestone Management Consultants (Canada) Inc. (7)(13)	Canada	100%	100%
Lodestone Management Consultants Inc. (7)	U.S.A	100%	100%
Lodestone Management Consultants Pty Limited (7)	Australia	100%	100%
Lodestone Management Consultants (Asia Pacific) Limited (7)(8)	Thailand	–	–
Lodestone Management Consultants AG (7)	Switzerland	100%	100%
Lodestone Augmentis AG (12)	Switzerland	100%	100%
Hafner Bauer & Ödman GmbH (7)	Switzerland	100%	100%
Lodestone Management Consultants (Belgium) S.A. (9)	Belgium	99.90%	99.90%
Lodestone Management Consultants GmbH (7)	Germany	100%	100%
Lodestone Management Consultants Pte Ltd. (7)	Singapore	100%	100%
Lodestone Management Consultants SAS (7)	France	100%	100%
Lodestone Management Consultants s.r.o. (7)	Czech Republic	100%	100%
Lodestone Management Consultants GmbH (7)	Austria	100%	100%
Lodestone Management Consultants China Co., Ltd. (7)	China	100%	100%
Lodestone Management Consultants Ltd. (7)	UK	100%	100%
Lodestone Management Consultants B.V. (7)	Netherlands	100%	100%
Lodestone Management Consultants Ltda. (9)	Brazil	99.99%	99.99%
Lodestone Management Consultants Sp. z.o.o. (7)	Poland	100%	100%
Lodestone Management Consultants Portugal, Unipessoal, Lda. (7)	Portugal	100%	100%
S.C. Lodestone Management Consultants S.R.L. (7)	Romania	100%	100%
Lodestone Management Consultants S.R.L. (7)(11)	Argentina	100%	100%

(1)	The Hon’ble High Court of Karnataka sanctioned the scheme of amalgamation of Infosys Consulting India Limited (ICIL) with Infosys Limited with an effective date of August 23, 2013 and an appointed date of January 12, 2012.
(2)	Incorporated effective June 25, 2013
(3)	Wholly owned subsidiaries of Infosys BPO.
(4)	On January 4, 2012, Infosys BPO acquired 100% of the voting interest in Portland Group Pty Ltd
(5)	Under liquidation
(6)	On October 22, 2012, Infosys acquired 100% voting interest in Lodestone Holding AG
(7)	Wholly owned subsidiaries of Lodestone Holding AG acquired on October 22, 2012
(8)	Liquidated effective February 14, 2013
(9)	Majority owned and controlled subsidiaries of Lodestone Holding AG acquired on October 22, 2012
(10)	Wholly owned subsidiary of Portland Group Pty Ltd. Under liquidation.
(11)	Incorporated effective January 10, 2013
(12)	Wholly owned subsidiary of Lodestone Management Consultants AG
(13)	Liquidated effective December 31, 2013
(14)	Incorporated effective February 14, 2014.
Edgeverve would focus on developing and selling products and platforms. On April 15, 2014, the Board of Directors of Infosys has authorized the Company to execute a Business Transfer Agreement and related documents with Egdeverve, subject to securing the requisite approval from shareholders in the ensuing Annual General Meeting scheduled on June 14, 2014.
(15)	Incorporated effective February 14, 2014.

Infosys guarantees the performance of certain contracts entered into by its subsidiaries.

List of other related party

Particulars	Country	Nature of relationship
Infosys Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Provident Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plan of Infosys
Infosys BPO Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plan of Infosys BPO
Infosys BPO Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plan of Infosys BPO
Infosys Science Foundation	India	Controlled trust

List of key management personnel

Whole time directors	Executive council members (*)
N. R. Narayana Murthy (appointed effective June 1, 2013)	U. Ramadas Kamath
S. Gopalakrishnan	Chandrashekar Kakal (resigning effective April 18, 2014)
S. D. Shibulal	Nandita Gurjar
Srinath Batni	Stephen R. Pratt (resigned effective January 31, 2014)
V. Balakrishnan (resigned effective December 31, 2013)	Basab Pradhan (resigned effective July 12, 2013)
Ashok Vemuri (resigned effective September 12, 2013)	Prasad Thrikutam
B. G. Srinivas	Rajiv Bansal (effective November 1, 2012).
U B Pravin Rao (appointed effective January 10, 2014)	Srikantan Moorthy (effective April 1, 2013)
Sanjay Purohit (effective April 1, 2013)
Non-whole-time directors	Ranganath D Mavinakere (effective August 19, 2013)
K.V.Kamath	Binod Hampapur Rangadore (effective August 19, 2013)
Deepak M. Satwalekar (retired effective November 13, 2013)	Nithyanandan Radhakrishnan (effective August 19, 2013)
Dr. Omkar Goswami	Dheeshjith VG (Jith) (effective November 1, 2013)
David L. Boyles (retired effective January 17, 2014)	Eric Paternoster (effective November 1, 2013)
Sridar A. Iyengar (retired effective August 13, 2012)	Ganesh Gopalakrishnan (effective November 1, 2013)
Prof. Jeffrey S. Lehman	Gautam Thakkar (effective November 1, 2013)
R.Seshasayee	Haragopal Mangipudi (effective November 1, 2013)
Ann M. Fudge	Jackie Korhonen (effective November 1, 2013)
Ravi Venkatesan	Manish Tandon (effective November 1, 2013)
Leo Puri (appointed effective April 11, 2013 and resigned effective August 14, 2013)	Muralikrishna K (effective November 1, 2013)
Kiran Mazumdar-Shaw (appointed effective January 10, 2014)	Ravi Kumar S (effective November 1, 2013)
Ronald Hafner (effective November 1, 2013)
Chief Risk Officer and Company Secretary	Sanjay Jalona (effective November 1, 2013)
Parvatheesam K	Subrahmanyam Goparaju (resigned effective December 27, 2013)

(*) Executive Council dissolved effective April 1, 2014.

Related party transactions:

During the year ended March 31, 2014, an amount of 9 crore (10 crore for the year ended March 31, 2013) was donated to Infosys Foundation, a not-for-profit foundation, in which certain directors and officers of the Company are trustees.

The table below describes the compensation to key managerial personnel which comprise directors and members of executive council:

in crore

Particulars	Year ended March 31,
	2014	2013
Salaries and other employee benefits to whole-time directors and members of executive council (1)	62	42
Commission and other benefits to non-executive / independent directors	10	9
Total compensation to key managerial personnel	72	51

(1) Includes a one time earn out payment of 6 crore made to Stephen Pratt during the year ended March 31, 2013.

2.21 RESEARCH AND DEVELOPMENT EXPENDITURE

in crore

Particulars	Year ended March 31,
	2014	2013
Expenditure at Department of Scientific and Industrial Research (DSIR) approved R&D centres (eligible for weighted deduction) (1)
Capital Expenditure	–	3
Revenue Expenditure	261	247
Other R&D Expenditure
Capital Expenditure	–	3
Revenue Expenditure	633	699
Total R&D Expenditure
Capital Expenditure	–	6
Revenue Expenditure	894	946

(1)DSIR has accorded weighted deduction approval for Finacle and Infosys labs R&D centres of Infosys located at Bangalore, Bhubaneswar, Chandigarh, Chennai, Hyderabad, Mysore, Pune and Trivandrum locations. The approval is effective 23rd November 2011.

The eligible R&D revenue and capital expenditure are 261 crore and Nil for the year ended March 31, 2014 and 247 crore and 3 crore towards revenue expenditure for the year ended March 31, 2013.

2.22 SEGMENT REPORTING

The Groups's operations predominantly relate to providing end-to-end business solutions to enable clients to enhance business performance. Effective quarter ended March 31, 2014 , the Group reorganized its business to strengthen its focus on growing existing client relationships and increasing market share through service differentiation and operational agility. Consequent to the internal reorganization there were changes effected in the reportable segments based on the "management approach" as laid down in AS 17, Segment reporting and an additional segment, Life Sciences and Healthcare was identified.The Chief Executive Officer evaluates the Company's performance and allocates resources based on an analysis of various performance indicators by industry classes and geographic segmentation of customers. Accordingly, segment information has been presented both along industry classes and geographic segmentation of customers, industry being the primary segment. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the significant accounting policies.

Industry segments for the Group are primarily enterprises in Financial Services and Insurance (FSI) , enterprises in Manufacturing (MFG), enterprises in the Energy & utilities, Communication and Services (ECS), enterprises in Retail, Consumer packaged goods and Logistics (RCL), enterprises in Life Sciences and Healthcare (LSH) . Geographic segmentation is based on business sourced from that geographic region and delivered from both on-site and off-shore. North America comprises the United States of America, Canada and Mexico, Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom, and the Rest of the World comprising all other places except those mentioned above and India. Consequent to the above change in the composition of reportable segments, the prior year comparatives have been restated.

Revenue and identifiable operating expenses in relation to segments are categorized based on items that are individually identifiable to that segment. Allocated expenses of segments include expenses incurred for rendering services from the company's offshore software development centers and on-site expenses, which are categorized in relation to the associated turnover of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying assets are used interchangeably. Management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as "unallocated" and adjusted against the total income of the group.

Fixed assets used in the Group’s business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and services are used interchangeably between segments. Accordingly, no disclosure relating to total segment assets and liabilities are made. Geographical information on revenue and industry revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

Industry Segments

Year ended March 31, 2014 and March 31, 2013:

in crore

Particulars	FSI	MFG	ECS	RCL	LSH	Total
Income from software services and products	16,810	11,477	9,668	8,764	3,414	50,133
	13,680	8,888	8,129	7,284	2,371	40,352
Identifiable operating expenses	7,793	5,859	4,344	4,127	1,782	23,905
	6,085	4,243	3,721	3,147	1,106	18,302
Allocated expenses	4,163	2,993	2,516	2,285	890	12,847
	3,460	2,351	2,151	1,926	629	10,517
Segmental operating income	4,854	2,625	2,808	2,352	742	13,381
	4,135	2,294	2,257	2,211	636	11,533
Unallocable expenses						1,317
						1,099
Other income						2,664
						2,365
Profit before tax						14,728
						12,799
Tax expense						4,072
						3,370
Profit for the period						10,656
						9,429

Geographic Segments

Year ended March 31, 2014 and March 31, 2013:

in crore

Particulars	North America	Europe	India	Rest of the World	Total
Income from software services and products	30,413	12,250	1,294	6,176	50,133
	25,103	9,338	841	5,070	40,352
Identifiable operating expenses	14,485	6,049	663	2,708	23,905
	11,263	4,308	500	2,231	18,302
Allocated expenses	8,005	3,114	277	1,451	12,847
	6,622	2,442	189	1,264	10,517
Segmental operating income	7,923	3,087	354	2,017	13,381
	7,218	2,588	152	1,575	11,533
Unallocable expenses					1,317
					1,099
Other income, net					2,664
					2,365
Profit before tax					14,728
					12,799
Tax expense					4,072
					3,370
Profit for the period					10,656
					9,429

2.23 GRATUITY PLAN

The following table set out the status of the Gratuity Plan as required under AS 15.

Reconciliation of opening and closing balances of the present value of the defined benefit obligation and plan assets :

in crore

Particulars	As at March 31,
	2014	2013	2012	2011	2010
Obligations at year beginning	652	600	480	325	267
Service cost	99	201	157	178	80
Interest cost	47	37	39	25	19
Actuarial (gain)/ loss	9	(25)	(6)	17	(5)
Benefits paid	(100)	(92)	(70)	(65)	(36)
Curtailment gain	–	(69)	–	–	–
Obligations at year end	707	652	600	480	325
Defined benefit obligation liability as at the balance sheet date is fully funded by the Group.
Change in plan assets
Plan assets at year beginning, at fair value	681	613	480	327	268
Expected return on plan assets	63	60	49	36	25
Actuarial gain / (loss)	(3)	–	–	–	1
Contributions	76	100	154	182	69
Benefits paid	(100)	(92)	(70)	(65)	(36)
Plan assets at year end, at fair value	717	681	613	480	327
Reconciliation of present value of the obligation and the fair value of the plan assets:
Fair value of plan assets at the end of the year/period	717	681	613	480	327
Present value of the defined benefit obligations at the end of the year	707	652	600	480	325
Asset recognized in the balance sheet	10	31	15	2	2
Liability recognized in the balance sheet	–	2	2	2	–
Assumptions
Interest rate	9.20%	7.95%	8.57%	7.98%	7.82%
Estimated rate of return on plan assets	9.55%	9.51%	9.45%	9.36%	9.00%
Weighted expected rate of salary increase	8.00%	7.27%	7.27%	7.27%	7.27%

Experience adjustments:

Particulars	As at March 31,
	2014	2013	2012	2011	2010
(Gain) / loss:
Experience adjustment on plan liabilities	16	(50)	14	20	10
Experience adjustment on plan assets	3	–	–	1	5

Net gratuity cost for the year ended March 31, 2014 and March 31, 2013 comprises of the following components:

in crore

Particulars	Year ended March 31,
	2014	2013
Gratuity cost for the year
Service cost	99	201
Interest cost	47	37
Expected return on plan assets	(63)	(60)
Actuarial (gain) / loss	12	(25)
Curtailment	–	(69)
Plan amendment amortisation	(4)	(4)
Net gratuity cost	91	80
Actual return on plan assets	60	60

Gratuity cost, as disclosed above, is included under Employee benefit expenses and is segregated between software development expenses, selling and marketing expenses and general and administration expenses on the basis of number of employees.

During the year ended March 31, 2010, a reimbursement obligation of 2 crore has been recognized towards settlement of gratuity liability of Infosys Consulting India Limited (ICIL). This has been offset pursuant to transfer of all assets and liabilities of ICIL on account of merger.

As at March 31, 2014 and March 31, 2013, the plan assets have been primarily invested in government securities. The estimates of future salary increases, considered in actuarial valuation, take account of inflation, seniority, promotion and other relevant factors such as supply and demand factors in the employment market. The Group expects to contribute approximately 110 crore to the gratuity trust during fiscal 2015.

Effective July 1, 2007, the Company revised the employee death benefits provided under the gratuity plan, and included all eligible employees under a consolidated term insurance cover. Accordingly, the obligations under the gratuity plan reduced by 37 crore, which is being amortized on a straight line basis to the statement of profit and loss over 10 years representing the average future service period of the employees. The unamortized liability as at March 31, 2014 and March 31, 2013 amounted to 11 crore and 15 crore, respectively and disclosed under 'Other long-term liabilities and 'other current liabilities'.

The Company has aligned the gratuity entitlement of certain employees prospectively to the Payment of Gratuity Act, 1972. This amendment has resulted in a curtailment gain of 69 crore which has been recognized in the statement of profit and loss for the year ended March 31, 2013.

2.24 PROVIDENT FUND

The Group contributed 295 crore and 268 crore towards provident fund during the year ended March 31, 2014 and March 31, 2013, respectively.

The Guidance on Implementing AS 15, Employee Benefits (revised 2005) issued by Accounting Standards Board (ASB) states that benefits involving employer established provident funds, which require interest shortfalls to be recompensed are to be considered as defined benefit plans. The Actuarial Society of India has issued the final guidance for measurement of provident fund liabilities during the quarter ended December 31, 2011. The actuary has accordingly provided a valuation and based on the below provided assumptions there is no shortfall as at March 31, 2014, 2013, 2012, 2011 and 2010, respectively.

The details of fund and plan asset position are given below:

in crore

Particulars	As at March 31,
	2014	2013	2012	2011	2010
Plan assets at year end, at fair value	2,817	2,399	1,816	1,579	1,295
Present value of benefit obligation at year end	2,817	2,399	1,816	1,579	1,295
Asset recognized in balance sheet	–	–	–	–	–

Assumptions used in determining the present value obligation of the interest rate guarantee under the Deterministic Approach:

Particulars	As at March 31,
	2014	2013	2012	2011	2010
Government of India (GOI) bond yield	9.20%	8.05%	8.57%	7.98%	7.83%
Remaining term of maturity (in years)	8	8	8	7	7
Expected guaranteed interest rate	8.75%	8.25%	8.25%	9.50%	8.50%

2.25 SUPERANNUATION

The Group contributed 202 crore and 176 crore to the superannuation trust during the year ended March 31, 2014 and March 31, 2013, respectively.

2.26 RECONCILIATION OF BASIC AND DILUTED SHARES USED IN COMPUTING EARNINGS PER SHARE

Particulars	Year ended March 31,
	2014	2013
Number of shares considered as basic weighted average shares outstanding	57,14,02,566	57,13,99,238
Add: Effect of dilutive issues of shares/stock options	–	853
Number of shares considered as weighted average shares and potential shares outstanding	57,14,02,566	57,14,00,091

2.27 RESTRICTED DEPOSITS

Deposits with financial institutions as at March 31, 2014 include 1,022 crore (798 crore as at March 31, 2013) deposited with Life Insurance Corporation of India to settle employee-related obligations as and when they arise during the normal course of business. This amount is considered as restricted and is hence not considered 'cash and cash equivalents'.

2.28 INVESTMENT IN LODESTONE HOLDING AG

On October 22, 2012, Infosys acquired 100% of the outstanding share capital of Lodestone Holding AG, a global management consultancy firm headquartered in Zurich, Switzerland. The acquisition was executed through a share purchase agreement for an upfront cash consideration of 1,187 crore and a deferred consideration of 608 crores.

The assets and liabilities taken over on Lodestone acquisition are as follows in crore

Particulars
Tangible assets	28
Cash	30
Net current assets excluding cash	57
Deferred tax assets	18
Borrowings	(89)
Net assets taken over on acquisition	44
Goodwill	1,143
Consideration	1,187

The deferred consideration is payable to the selling shareholders of Lodestone on the third anniversary of the acquisition date and is contingent upon their continued employment for a period of three years. The investment in Lodestone has been recorded at the acquisition cost and the deferred consideration is being recognized on a proportionate basis over a period of three years from the date of acquisition. An amount of 228 crore and 85 crore, representing the proportionate charge of the deferred consideration has been recognized as an expense during the year ended March 31, 2014 and March 31, 2013.

2.29 LITIGATION

On May 23, 2011, the company received a subpoena from a grand jury in the United States District Court for the Eastern District of Texas. The subpoena required that the company provide to the grand jury certain documents and records related to its sponsorships for, and uses of, B1 business visas. The company complied with the subpoena. In connection with the subpoena, during a meeting with the United States Attorney’s Office for the Eastern District of Texas, the company was advised that it and certain of its employees are targets of the grand jury investigation.

In addition, the U.S. Department of Homeland Security (“DHS”) has reviewed the company’s employer eligibility verifications on Form I-9 with respect to its employees working in the United States. In connection with this review, the company was advised that the DHS has found errors in a significant percentage of its Forms I-9 that the DHS has reviewed, and may impose fines and penalties on the company related to such alleged errors.

On October 30, 2013, the company settled the foregoing matters and entered into a Settlement Agreement (“Settlement Agreement”) with the U.S. Attorney, the DHS and the United States Department of State (“State,” and collectively with the U.S. Attorney and the DHS, the “United States”).

In the Settlement Agreement, the company denied and disputed all allegations made by the United States, except for the allegation that the company failed to maintain accurate Forms I-9 records for many of its foreign nationals in the United States in 2010 and 2011 as required by law, and that such failure constituted civil violations of certain laws.

Under the Settlement Agreement, the company agreed, among other things, that:

•	the company will pay to the United States an aggregate amount equal to 213 crore;
•	the company will retain, for a period of two years from the date of the Settlement Agreement, an independent third-party auditor or auditing firm at its expense which will annually review and report on its Forms I-9 compliance, which reports shall be submitted to the U.S. Attorney; and
•	within 60 days after the first anniversary of the Settlement Agreement, the company will furnish a report to the U.S. Attorney concerning the company’s compliance with its internal B-1 visa use policies, standards of conduct, internal controls and disciplinary procedures.

In return, the United States agreed, among other things, that:

•	the United States will file a motion to dismiss with prejudice the complaint it will file in the United States District Court for the Eastern District of Texas relating to allegations made by the United States regarding the company’s compliance with laws regulating H1-B and B-1 visas and Forms I-9 (the “Alleged Conduct”);
•	the United States will not use the Alleged Conduct to revoke any existing visas or petitions or deny future visas or petitions for the company’s foreign nationals, and will evaluate each visa or petition on its own individual merits);
•	the United States will not use the Alleged Conduct to debar or suspend the company from any B-1 or H1-B immigration program, and the United States will not make any referrals to any government agencies for such debarment or suspension proceedings related to the Alleged Conduct; and
•	the United States will release the company and each of its current and former employees, directors, officers, agents and contractors from any civil, administrative or criminal claims the United States has or may have arising out of or pertaining to the Alleged Conduct, subject to certain exceptions specified in the Settlement Agreement.

Further, separate from, but related to the Settlement Agreement, U.S. Immigration and Customs Enforcement has confirmed that it will not to impose debarment from any B-1 or H1-B immigration program on the company related to the Alleged Conduct.

The company recorded a charge (reserve) related to the Settlement Agreement including legal costs of 219 crore in the year ended March 31, 2014 related to the matters that were the subject of the Settlement Agreement. The said amount has been paid prior to December 31, 2013.

In addition, the company is subject to legal proceedings and claims, which have arisen in the ordinary course of business. The company’s management does not reasonably expect that these legal actions, when ultimately concluded and determined, will have a material and adverse effect on the company’s results of operations or financial condition.

2.30 FUNCTION WISE CLASSIFICATION OF STATEMENT OF PROFIT AND LOSS

in crore

Statement of Profit and Loss account for the	Year ended March 31,
	2014	2013
Income from software services and products	50,133	40,352
Software development expenses	30,804	24,179
GROSS PROFIT	19,329	16,173
Selling and marketing expenses	2,625	2,034
General and administration expenses	3,323	2,606
	5,948	4,640
OPERATING PROFIT BEFORE DEPRECIATION	13,381	11,533
Depreciation and amortisation	1,317	1,099
OPERATING PROFIT	12,064	10,434
Other income	2,664	2,365
PROFIT BEFORE TAX	14,728	12,799
Tax expense:
Current tax	4,308	3,518
Deferred tax	(236)	(148)
PROFIT FOR THE PERIOD BEFORE MINORITY INTERESTS	10,656	9,429
Less: Minority Interests	–	–
PROFIT FOR THE PERIOD	10,656	9,429

As per our report of even date attached

for B S R & Co. LLP	for Infosys Limited

Chartered Accountants

Firm's Registration Number:101248W

Akhil Bansal Partner Membership No. 090906	N. R. Narayana Murthy Executive Chairman	S. Gopalakrishnan Executive Vice-Chairman	S. D. Shibulal Chief Executive Officer and Managing Director	K.V.Kamath Director

	R.Seshasayee Director	Dr. Omkar Goswami Director	Prof. Jeffrey S. Lehman Director	Ravi Venkatesan Director

	Kiran Mazumdar –Shaw Director	Srinath Batni Director	B. G. Srinivas Director	U.B.Pravin Rao Director

Bangalore April 15, 2014	Rajiv Bansal Chief Financial Officer	Parvatheesam K Chief Risk Officer and Company Secretary